UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

As previously announced, BiondVax Pharmaceuticals Ltd. (the “Company”) presented at the 20th Biomed Israel Conference and Exhibition, held May 10-12, 2022, in Tel Aviv, Israel. A copy of the presentation delivered by Dr. Tamar Ben-Yedidia, the Company’s Chief Scientific Officer, is filed as Exhibit 99.1 to this Current Report on Form 6-K (the “Presentation”).

The Company has issued a press release regarding the Presentation and announcing significant progress in its nanosized antibodies program. The press release is filed as Exhibit 99.2 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	BiondVax Presentation dated May 12, 2022
99.2	Press Release dated May 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: May 13, 2022	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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